FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2008

Commission File Number: 001-33356

Gafisa S.A.
(Translation of registrant’s name into English)

Av. Nações Unidas No. 4777, 9th floor
São Paulo, SP, 05477-000
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.
CNPJ/MF No. 01.545.826/0001-07
NIRE 35.300.147.952

Publicly-Held Company

Meeting of the Board of Directors of Gafisa S.A. (“Company”) held on February 19, 2008, prepared in summary form

1.  Date, Time and Venue: February 19, 2008, at 2:00 pm, by conference call, as expressly authorized by Article 20, §2º, of the Company bylaws.

2.  Call Notice and Attendance: The members of the Board of Directors were regularly summoned. As all members of the Company’s Board of Directors attended the meeting, the instatement and approval quorum were verified.

3.  Presiding Board: Chairman: Gary Robert Garrabrant. Secretary: Fabiana Utrabo Rodrigues.

4.  Resolutions: It was resolved, unanimously, by the present Board Members and without any restrictions:

4.1. To approve, pursuant to Article 21, (t), of the Company’s bylaws, (i) the change of the address of the Company’s branch located in the City of Curitiba, State of Paraná, FROM Rua Petit Carneiro, 1182, sala 2, Água Verde, CEP 80240-0850 TO Rua João Américo de Oliveira, 760 - Hugo Lange CEP: 80040-352; (ii) the opening of the branch located in the City of Goiânia, State of Goiás, at Rua 10 nº 250, Quadra B-6, Lote 5/9, Sala 15, Edifício Trade Center, Setor Oeste, CEP 74120 020; (iii) the opening of the branch located in the City of Volta Redonda, State of Rio de Janeiro, at Rua Trinta e Cinco B, Bairro Sessenta, CEP 27.251-970; and (iv) the opening of the branch located in the City of Belém, State of Pará at Avenida Conselheiro Furtado, nº 2312, Bairro Cremação, CEP: 66040-100.

4.2 To authorize the management of the Company to carry out all necessary actions for the implementation and formalization of the deliberations approved herein.

5.  Closing: With no further matters to be discussed, these minutes were prepared and, after revised and unanimously approved by the Directors, duly executed.

São Paulo, February 19, 2008.

Fabiana Utrabo Rodrigues
Secretary